SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase of by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities:
Aggregate Subscription Price: $0.00

TYPE OF OWNERSHIP:

If the Subscriber is individual:
If the Subscriber is not an individual:

☐ **Individual**

☐ **Joint Tenant**

☐ **Tenants in Common**

☐ **Community Property**

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

By:

Authorized Signing Officer

**SUBSCRIPTION AGREEMENT**

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BE PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Background. The undersigned understands that Herbal Daily, Inc., a Delaware Corporation (the "Company") is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as amended, filed by the Company with the SEC (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and non-accredited investors up to $1,000,000 of Preferred Stocks (each, a "Stock" and, collectively, the "Stocks") at a price of $1.00 per Stock (the applicable purchase price paid by the undersigned being the "Purchase Price"). The minimum amount or target amount to be raised in the Offering is $250,000 (the "Target Offering Amount") and the maximum amount to be raised in the Offering is $4,999,999 (the "Maximum Offering Amount"). The Company is offering the Stocks to prospective investors through the crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC") as a funding portal. The Company will pay Arcview Capital, LLC a commission equal to 6% of gross monies raised in the Offering. Investors should carefully review the Form C and accompanying Offering Statement, which are available on the Portal.

Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Stocks equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in a manner specified in the Form C and the Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Stock in the Offering after the offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

Closing. The closing of the sale and purchase of Stocks pursuant to this Agreement (the "Closing") shall take place through the Portal in such manner and at such time as may be reasonably determined by the Company. The Closing is conditioned upon satisfaction of the following conditions: (1) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Stocks in an aggregate investment amount of at least the Target Offering Amount; and (2) at the time of the Closing, the Company shall have received into the escrow account established with the Company, the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Stocks having an aggregate investment amount of at least the Target Offering Amount.

Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(1) The undersigned acknowledges and accepts that the purchase of the Stocks involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Stocks; the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(2) The undersigned acknowledges that at no time has it been expressly or implicitly represented,

guaranteed, or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Stocks.

(3) Including the amount set forth in the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(4) The undersigned has received and reviewed the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Stocks.

(5) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal or any of their respective affiliates, as investment advice or as a recommendation to purchase the Stocks. It is understood that information and explanations related to the terms and conditions of the Stocks provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Stocks, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Stocks. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Stocks for purposes of determining the undersigned's authority or suitability to invest in the Stocks.

(6) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Stocks as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Stocks.

(7) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(8) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid Purchase Price, without interest thereon, to the undersigned.

(9) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Stocks or made any finding or determination concerning the fairness or advisability of this investment.

(10) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Stocks or (ii) made any representation to the undersigned regarding the legality of an investment in the Stocks, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Stocks is suitable and appropriate for the undersigned.

(11) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Stocks. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Stocks and the consequences of this Agreement. The undersigned has considered the suitability of the Stocks as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Stocks and its authority to invest in the Stocks.

(12)   The undersigned is acquiring the Stocks solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of Stocks. The undersigned understands that the Stocks have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemption.

(13)   The undersigned understands that the Stocks are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Stocks only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Stocks, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Stocks become freely transferable, a secondary market for the Stocks may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Stocks for an indefinite period of time.

(14)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Stocks or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE STOCKS INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his or her own advisor regarding legal matters and tax consequences involving this investment.

Company Representations. The undersigned understands that upon issuance to the undersigned of any Stocks, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(1) **Corporate Power.** The Company has been duly formed as a corporation under the laws of the State of Delaware and has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Stocks to the undersigned pursuant to this Agreement.

(2) **Enforceability.** This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(3) **Valid Issuance.** The Stocks, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(4) **No Conflict.** The execution, delivery and performance of and compliance with this Agreement and the issuance of the Stocks will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of

any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not, individually or in the aggregate have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

Non-Voting Stocks; Grant of Proxy. The undersigned acknowledges that the Stocks being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Stocks. The undersigned, and any successor or assigns of the undersigned (the "Grantor") (to the fullest extent permitted by applicable law) appoints the board of directors of the Company (such person or group, a "Proxy"), or any other designee of a Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so), if any, with respect to all of the Stocks of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other Stocks or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Proxy Stocks") in accordance with the terms of this Section. The Proxy Stocks beneficially owned by Grantor as of the date hereof constitute the Stocks being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section) given by Grantor with respect to the Proxy Stocks are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Stocks or enter into any agreement or understanding with any person or vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Stocks are outstanding. The proxy granted under this Section is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, and is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Stocks (including, without limitation, the power to execute and deliver written consents and the right to consent to any actions constituting protective provisions or other veto rights in the Company's Articles of Incorporation or elsewhere), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death and incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successor and assigns of Grantor. The proxy granted in this Section is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified with the prior written consent of the subscriber and the Proxy.

Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company's address, or such other place as the undersigned or the Company from time to time designate in writing.

Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California without regard to the principles of conflicts of laws.

Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

Electronic Delivery and Execution. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

Aggregate subscription amount invested in this offering: 0.00

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐   The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐   The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐   The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐   The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000.

☐   The Investor is not an Accredited Investor and does not meet any of

the above criteria.

DATED:

INVESTOR: **(Print Full Name of Entity or Individual)**

                                                      By:

                                                          (Signature)

                                                      Name:

                                                      (If signing on behalf of entity)

                                                      Title:

                                                      (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. if required, the documents uploaded to the DealMaker portal are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in Appendix 1 are accurate.

All subscribers:

Dealmaker Account number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: **(Print Full Name of Investor)**

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number